Exhibit 99.52

AGENCY AGREEMENT

June 21, 2012

Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, Ontario
M5C 2B6

Attention:	Stephen P. Antony
President and Chief Executive Officer

Dear Sirs/Mesdames:

Re:	Private Placement of Subscription Receipts

Dundee Securities Ltd. (“Dundee”), Haywood Securities Inc., Scotia Capital Inc. and Versant Partners Inc. (collectively, the “Agents” and individually, each an “Agent”) understand that:

(a)

Energy Fuels Inc. (the “Corporation”) is authorized to issue an unlimited number of Common Shares (as hereinafter defined), an unlimited number of preferred shares issuable in series and an unlimited number of Series A preferred shares;

(b)

as at June 20, 2012, 214,336,818 Common Shares were outstanding as fully paid and non-assessable shares and an aggregate of 40,894,681 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible and exchangeable securities, property agreements and other rights to acquire Common Shares, an aggregate of 425,441,494 Common Shares were reserved for issue in connection with the Acquisition (as hereinafter defined) and an aggregate of approximately 4,000,000 Common Shares were reserved for issuance in connection with the partial satisfaction of compensation payable to a financial advisor in connection with the Acquisition;

(c)

the Corporation is prepared to issue and sell up to 30,870,000 non-transferable subscription receipts of the Corporation, with an option to the Agents (the “Over- Allotment Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Agents, at any time until 48 hours prior to the Closing Date by providing written notice, to sell up to an additional 4,630,500 Subscription Receipts, for a total maximum aggregate of 35,500,500 subscription receipts (collectively the “Offered Securities” or “Subscription Receipts” and individually an “Offered Security” or “Subscription Receipt”) at a price of $0.23 per Subscription Receipt for aggregate gross proceeds of up to $8,165,115 (assuming the exercise in full of the Over-Allotment Option) on the terms and subject to the conditions contained hereinafter; and

(d)

the Subscription Receipts will be created and issued under an agreement (the “Subscription Receipt Agreement”) to be entered into as of the Closing Date (as defined herein) among the Corporation, Dundee and the Subscription Receipt Agent (as defined herein). The gross proceeds from the sale of the Subscription Receipts less an amount representing fifty percent of the Agents’ Commission (as defined herein) will, upon Closing (as defined herein), be deposited into an interest-bearing escrow account of the Subscription Receipt Agent and held in escrow in accordance with the terms of the Subscription Receipt Agreement. The Escrowed Funds less an amount representing the balance of the Agents’ Commission will be released from escrow to the Corporation upon the Escrow Release Conditions (as defined herein) having been satisfied or waived to the satisfaction of Dundee, acting reasonably. Upon the terms and subject to the conditions contained in the Subscription Receipt Agreement, including satisfaction of the Escrow Release Conditions, each Subscription Receipt will convert into one unit of the Corporation (a “Unit”) with no further action required on the part of the holder, including the payment of additional consideration. Each Unit will consist of one Common Share (a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will be issued under the Warrant Indenture (as defined herein) and shall entitle the holder thereof to acquire one additional Common Share (a “Warrant Share”) at a price of $0.265 for a period of 36 months following the Closing Date. The Warrants will not be listed for trading.

Based upon the understanding of the Agents set out above and upon the terms and subject to the conditions contained hereinafter, upon the acceptance hereof by the Corporation, the Corporation hereby appoints the Agents to act as the sole and exclusive agents of the Corporation to solicit, on a “reasonable commercial efforts” agency basis, offers to purchase the Offered Securities, and the Agents hereby agree to act as such agents. It is understood and agreed that the Agents are under no obligation to purchase any of the Offered Securities, although any Agent may subscribe for and purchase from the Corporation any Offered Securities if it so desires.

The terms and conditions of this Agreement are as follows:

1.	Definitions, Interpretation and Schedules

	(a)	Definitions: Whenever used in this Agreement:

(i)	“Acquiring Person” has the meaning ascribed to such term in the Rights Plan;

(ii)	“Acquisition” has the meaning ascribed to such term in section 7 hereof;

(iii)	“Agents” means Dundee Securities Ltd., Haywood Securities Inc., Scotia Capital Inc. and Versant Partners Inc., collectively;

(iv)

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents herein, including the schedules attached hereto, as amended or supplemented from time to time;

(v)

“Ancillary Documents” means all agreements, indentures, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement or the Subscription Agreements and includes, without limitation, the Subscription Agreements, the Subscription Receipt Agreement and the Warrant Indenture;

(vi)	“Arrangement Agreement” has the meaning ascribed to such term in section 7 hereof;

(vii)	“Auditor” means KPMG LLP, Chartered Accountants, the auditor of the Corporation;

(viii)	“BLM” means the U.S. Bureau of Land Management;

(ix)	“Business Day” means a day (other than a Saturday, Sunday or statutory holiday) on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario;

(x)	“Canadian Offering Jurisdictions” means the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec;

(xi)	“Closing” means the closing of the purchase and sale of the Offered Securities subscribed for by the Purchasers pursuant to the Subscription Agreements on the Closing Date;

(xii)	“Closing Date” means June 21, 2012 or such other date as the Corporation and the Agents may mutually agree upon in writing;

(xiii)	“Closing Time” means on or about 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may mutually agree upon in writing;

(xiv)	“Common Shares” means the common shares in the capital of the Corporation;

(xv)

“Corporation’s Financial Statements” means (i) the audited consolidated financial statements of the Corporation for the financial years ended September 30, 2011 and September 30, 2010; and (ii) the unaudited condensed consolidated interim financial statements for the six month period ended March 31, 2012;

(xvi)	“Corporation” means Energy Fuels Inc., a corporation existing under the Business Corporations Act (Ontario) and includes any successor corporation thereto;

(xvii)	“CRA” means the Canada Revenue Agency;

(xviii)	“Denison” means Denison Mines Corp., a corporation existing under the Business Corporations Act (Ontario) and includes any successor corporation thereto;

(xix)	“Denison Acquired Debt” means all indebtedness of the Denison US Group owing to Denison and the subsidiaries of Denison other than the Denison US Group;

(xx)	“Denison Disclosure Memorandum” means the disclosure memorandum delivered by Denison to the Corporation, as amended or supplemented from time to time, in connection with the Acquisition;

(xxi)	“Denison Due Diligence” has the meaning ascribed thereto in subsection 9(vv) hereof;

(xxii)

“Denison Material Entities” means each of DMHC, White Canyon, Denison Mines (USA) Corp., Denison White Mesa LLC, Denison Henry Mountains LLC, Denison Colorado Plateau LLC, Denison Arizona Strip LLC and Utah Energy Corporation;

(xxiii)	“Denison Material Properties” means those properties material to the Denison US Group, taken as a whole, as more particularly described in Schedule “D” to the Denison Disclosure Memorandum;

(xxiv)

“Denison Purchased Shares” means, collectively, all of the issued and outstanding shares of White Canyon and all of the issued and outstanding shares of DMHC (other than the shares of DMHC held by White Canyon);

(xxv)	“Denison US Assets” means, collectively, the Denison Purchased Shares and the Denison Acquired Debt;

(xxvi)	“Denison US Group” means, collectively, DHMC, White Canyon and each of the direct and indirect subsidiaries of DMHC;

(xxvii)

“Denison US Mining Division” means all of Denison’s mineral exploration, development and mining assets and operations located in the United States of America owned directly or indirectly by the Denison US Group;

(xxviii)	“DMHC” means Denison Mines Holding Corp., a corporation existing under the laws of Delaware;

(xxix)	“Dundee” means Dundee Securities Ltd.;

(xxx)

“Energy Queen Mine” means the mine project of the Corporation located approximately three miles west of the town of LaSal, Utah, consisting of a core property of 702 acres of land in sections 6 and 7, T29S, R24E, SLPM, in San Juan County, Utah;

(xxxi)	“Escrow Deadline” has the meaning ascribed thereto in section 7 hereof;

(xxxii)	“Escrowed Funds” has the meaning ascribed thereto in section 7 hereof;

(xxxiii)	“Escrow Release Conditions” has the meaning ascribed thereto in section 7 hereof;

(xxxiv)	“Escrow Release Time” has the meaning ascribed thereto in section 7 hereof;

(xxxv)	“Expenses” has the meaning ascribed thereto in section 13 hereof;

(xxxvi)

“Farmer Girl Property” means the mineral property of the Corporation located in Montrose County, Colorado and is comprised of 22 patented and unpatented mining claims on land managed by the BLM, covering approximately 235 acres;

(xxxvii)	“Flip-In Event” has the meaning ascribed thereto in the Rights Plan;

(xxxviii)	“IFRS” means International Financial Reporting Standards;

(xxxix)

“Information” means all information regarding the Corporation that the Corporation has made, or makes, publicly available together with all information prepared by the Corporation and provided to the Agents or to potential purchasers of the Offered Securities, if any, and includes, but is not limited to, all material change reports, press releases and financial statements of the Corporation;

(xl)

“Material Properties” means, collectively, (i) the Whirlwind Mine; (ii) the Energy Queen Mine; (iii) the San Rafael Project; (iv) the Sage Plain Project; (v) the Piñon Ridge Mill Site; (vi) the Sheep Mountain Project; (vii) the Farmer Girl Property; (viii) the Torbyn Property; and (ix) the Willhunt Property.

(xli)

“Material Subsidiaries” means, collectively, (i) Energy Fuels Resources Corporation, a corporation existing under the laws of the State of Colorado, U.S.; (ii) Magnum Uranium Corp., a corporation existing under the laws of the province of British Columbia; (iii) Magnum Minerals USA Corp., a corporation existing under the laws of the State of Nevada, U.S.; (iv) Titan Uranium Inc., a corporation existing under the federal laws of Canada; (v) Uranium Power Corp., a corporation existing under the laws of the province of British Columbia; and (vi) Energy Fuels Wyoming Inc., a corporation existing under the laws of the State of Nevada, U.S.;

(xlii)	“Offered Securities” means the up to 35,500,500 Subscription Receipts to be issued and sold at the Purchase Price under the Offering;

(xliii)	“Offering” means the offering for sale by the Corporation on a private placement commercially reasonable efforts agency basis of the Offered Securities;

(xliv)

“Offering Jurisdictions” means, collectively, (i) the Canadian Offering Jurisdictions; (ii) the United States; and (iii) other jurisdictions outside of Canada and the United States as may be mutually agreed upon by the Agents and the Corporation where the Offered Securities are offered to prospective purchasers on a basis which does not require the qualification or registration of the Offered Securities;

(xlv)

“Ontario Act” means the Securities Act (Ontario) and the regulations thereunder, together with the instruments, policies, rules, orders, codes, notices and interpretation notes of the Ontario Securities Commission, as amended, supplemented or replaced from time to time;

(xlvi)	“Over-Allotment Option” has the meaning ascribed to that term on the face page hereof;

(xlvii)

“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(xlviii)

“Piñon Ridge Mill Site” means the 880 acre site located approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, on which the Corporation intends to build the Piñon Ridge uranium mill;

(xlix)	“Purchase Price” means the price to be paid by the Purchasers for each Offered Security under the Offering, being $0.23 per Offered Security;

(l)	“Purchasers” means, collectively, the purchasers of the Offered Securities, and “Purchaser” means any one of them;

(li)	“Reporting Jurisdictions” means, collectively, the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario;

(lii)

“Rights Plan” means the shareholder rights agreement dated February 2, 2009 made between the Corporation and CIBC Mellon Trust Company as rights agent, which agreement was renewed by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation held on January 20, 2012;

(liii)

“Sage Plain Project” means the mineral property of the Corporation located in San Juan County, Utah and San Miguel County, Colorado and is comprised of three private mineral leases, four Utah State leases and 94 unpatented mining claims covering approximately 5,635 acres;

(liv)

“San Rafael Project” means the mineral property of the Corporation located in Emery County, Utah and is comprised of 181 unpatented claims and one Utah State lease (ML-49311) covering approximately 4,260 acres;

(lv)	“Securities Commissions” means the securities regulatory authorities of the Offering Jurisdictions or the Reporting Jurisdictions collectively, as the case may be;

(lvi)

“Securities Laws” means the securities legislation and regulations of, and the instruments, policies, rules, blanket orders, and notices and interpretation notes of the applicable securities regulatory authorities (including the Stock Exchange) of, the applicable jurisdiction or jurisdictions collectively;

(lvii)

“Sheep Mountain Project” means the mineral property of the Corporation located in Fremont County, Colorado and is comprised of (a) 179 unpatented mining claims in land managed by the BLM covering approximately 3,205 acres, (b) a state of Wyoming lease covering approximately 640 acres, and (c) approximately 630 acres of private land held in fee or under leases or surface agreements;

(lviii)	“Subscription Receipt Agent” means CIBC Mellon Trust Company, in its capacity as subscription receipt agent pursuant to the terms of the Subscription Receipt Agreement;

(lix)

“Subscription Receipt Agreement” means the agreement to be entered into as of the Closing Date between the Corporation, Dundee and the Subscription Receipt Agent in respect of the Subscription Receipts;

(lx)	“Stock Exchange” means the Toronto Stock Exchange;

(lxi)	“Subscription Agreements” means the subscription agreement to be entered into between the Corporation and each of the Purchasers;

(lxii)	“Subscription Receipts” has the meaning ascribed to it in the preamble;

(lxiii)

“Subsidiaries” means Arizona Strip Partners, LLC, Arizona Strip Resources Joint Ventures, LLC, West Lisbon, LLC, Colorado Plateau Partners, LLC, Energy Fuels Exploration, Inc. and the Material Subsidiaries, collectively;

(lxiv)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any governmental entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, fines penalties, additional taxes and additions to tax imposed with respect to the foregoing and including any amount in respect of the foregoing as a transferee or successor, guarantor or surety or in a similar capacity under any contract, arrangement, agreement, understanding, or commitment (whether written or oral) or by operation of law and any liability for the payment of any Taxes described herein as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding;

(lxv)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(lxvi)

“Tax Return” means any return, election, declaration, report, notices, filings, forms, claim for refund, information return, statement or other document, whether tangible, electronic or other form, relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

(lxvii)

“Termination Date” means the earlier of (i) the date on which the Subscription Receipt Agent receives a Termination Notice, provided that if such Termination Notice is not received on a Business Day or is received after 5:00 p.m. (Toronto time) on a Business Day, then the Termination Date shall be the next Business Day, and (ii) the Escrow Deadline.

(lxviii)

“Termination Notice” means the written notice required to be delivered by the Corporation pursuant to the Subscription Receipt Agreement in the event that the Arrangement Agreement is terminated for any reason prior to the Escrow Deadline;

(lxix)	“Termination Time” means 5:00 p.m. (Toronto time) on the Termination Date;

(lxx)

“Torbyn Property” means the mineral property of the Corporation located in Mesa County, Colorado and is comprised of 70 unpatented mining claims on land managed by the BLM covering approximately 1,400 acres;

(lxxi)	“Transfer Agent” means CIBC Mellon Trust Company, the registrar and transfer agent for the Common Shares;

(lxxii)	“Underlying Securities” means the Unit Shares, the Warrants and the Warrant Shares, as applicable;

(lxxiii)	“Unit Shares” has the meaning ascribed to it in the preamble;

(lxxiv)	“Units” has the meaning ascribed to it in the preamble;

(lxxv)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(lxxvi)	“Warrants” has the meaning ascribed to it in the preamble;

(lxxvii)	“Warrant Agent” means CIBC Mellon Trust Company, in its role as registrar and transfer agent of the Corporation with respect to the Warrants;

(lxxviii)	“Warrant Certificates” means the certificates representing the Warrants to be issued pursuant to the Warrant Indenture;

(lxxix)	“Warrant Indenture” means the warrant indenture to be dated as of the Closing Date between the Corporation and the Warrant Agent governing the Warrants;

(lxxx)	“Warrant Shares” has the meaning ascribed to it in the preamble;

(lxxxi)

“Willhunt Property” means the mineral property of the Corporation located in San Miguel County, Colorado and is comprised of 40 unpatented mining claims on land managed by the BLM covering approximately 800 acres;

(lxxxii)

“Whirlwind Mine” means the mine project of the Corporation located in the Beaver Mesa District of the Uravan Mineral Belt, approximately four miles southwest of Gateway, Colorado. The mine consists of 216 unpatented claims, covering approximately 4,380 acres, and Utah State Mineral lease #ML-49312 for a total of about 4,700 acres; and

(lxxxiii)	“White Canyon” means White Canyon Uranium Limited, a corporation existing under the laws of Australia.

(b)

Other Defined Terms: Whenever used in this Agreement, the words and terms “affiliate”, “associate”, “material fact”, “material change”, “misrepresentation” and “subsidiary” shall have the meaning given to such word or term in the Ontario Act unless specifically provided otherwise herein.

(c)

Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and neuter.

(d)	Currency: All references to monetary amounts in this Agreement are to lawful money of Canada.

(e)	Schedules: The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	Title

A	Compliance with United States Securities Laws
B	Officers' Certificate

2.	The Offered Securities

The Offered Securities are up to 35,500,500 Subscription Receipts to be issued and sold at the Purchase Price under the Offering.

3.	The Offering

(a)

Sale on Exempt Basis: The Agents will use their commercially reasonable efforts to arrange for Purchasers in the Offering Jurisdictions. The Agents shall offer for sale on behalf of the Corporation the Offered Securities in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions and Schedule “A” attached hereto and only to such Persons and in such manner so that, pursuant to the provisions of the Securities Laws of the Offering Jurisdictions, no prospectus, registration statement or offering memorandum or other similar document need be filed with, or delivered to, any Securities Commission in any Offering Jurisdiction in connection therewith. The Agent shall offer for sale the Offered Securities for sale in the U. S. only in accordance with Schedule “A” hereto.

(b)

Agency Group: The Corporation agrees that, subject to the consent of the Corporation, such consent not to be unreasonably withheld, the Agents have the right to invite one or more investment dealers to form an agency group to participate in the soliciting of offers to purchase the Offered Securities. The Agents shall have the exclusive right to control all compensation arrangements between the members of the agency group. The Corporation grants all of the rights and benefits of this Agreement, subject to the obligations and liabilities of this Agreement, to any investment dealer disclosed to the Corporation who is a member of any agency group formed by the Agents and appoints the Agents as trustees of such rights and benefits, subject to the obligations and liabilities for all such investment dealers, and the Agents hereby accept such trust and agree to hold such rights and benefits for and on behalf of all such investment dealers. The Agents shall ensure that any investment dealer who is a member of any agency group formed by the Agents pursuant to the provisions of this subsection 3(b) or with whom the Agents have a contractual relationship with respect to the Offering, if any, agrees with the Agents and the Corporation to comply with the covenants and obligations given by the Agents herein.

(c)

Representations, Warranties and Covenants of the Agents: Each of the Agents covenants with the Corporation that (i) it will comply with the Securities Laws of the Offering Jurisdictions in which it solicits or procures subscriptions for Offered Securities in connection with the Offering, including, without limitation, Schedule “A” attached hereto, (ii) it will not solicit or procure subscriptions for Offered Securities so as to require the registration thereof or the filing of a prospectus, offering memorandum or similar document with respect thereto under the laws of any jurisdiction, (iii) that it sufficiently understands the Securities Laws of the Offering Jurisdictions in order to make offers only in compliance with the requirements of the exemptions applicable to the Offering, in particular the requirements of Regulation S and Regulation D under the U. S. Securities Act; and (iv) it will obtain from each Purchaser a fully completed and executed Subscription Agreement, together with all other documentation or information as may be necessary to ensure compliance with applicable Securities Laws, in a form acceptable to the Corporation and the Agents, acting reasonably. Each of the Agents represents and warrants that it is, and, to the best of its knowledge, each member of any agency group formed by each such Agent is, qualified to so act in the Offering Jurisdictions in which such member solicits or procures subscriptions for the Offered Securities and is registered in a category permitted to participate in the distribution of the Offered Securities as contemplated in this Agreement and has complied with all applicable laws applicable to its registration in connection with its involvement in the Offering.

(d)

Filings: The Corporation undertakes to file or cause to be filed all forms and undertakings required to be filed by the Corporation in connection with the Offering so that the distribution of the Offered Securities may lawfully occur in the Offering Jurisdictions without the necessity of filing a prospectus or an offering memorandum in Canada and the Agents undertake to use the commercially reasonable efforts thereof to cause the Purchasers of the Offered Securities to complete (and it shall be a condition of Closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings required by the Securities Laws of the Offering Jurisdictions. All fees payable in connection with such filings shall be at the expense of the Corporation.

(e)

No Offering Memorandum: Neither the Corporation nor the Agents shall (i) provide to prospective purchasers of Offered Securities any document or other material that would constitute an offering memorandum within the meaning of the Securities Laws of the Offering Jurisdictions or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the Internet, or otherwise, or conduct any seminar or meeting relating to any offer and sale of the Offered Securities whose attendees have been invited by a general solicitation or general advertising.

4.	Due Diligence

The Corporation shall allow the Agents to conduct all due diligence investigations, including but not limited to meetings with senior management of the Corporation and the Auditor, as the Agents shall consider appropriate in connection with the Offering.

5.	Deliveries By Closing Time

	(a)	Deliveries: By the Closing Time:

(i)

all actions required to be taken by or on behalf of the Corporation including, without limitation, the passing of all required resolutions of the directors, including committees of the directors, and shareholders of the Corporation, as applicable, shall have occurred in order to complete the transactions contemplated by this Agreement and the Subscription Agreements, including, without limitation, to issue the Offered Securities, and a certified copy of all such resolutions shall have been delivered by the Corporation to the Agents;

		(ii)	the Corporation shall have delivered or caused to be delivered to the Agents, all in form and substance satisfactory to the Agents and counsel to the Agents, acting reasonably;

A.

a favourable legal opinion dated the Closing Date of counsel to the Corporation, Borden Ladner Gervais LLP, together with local counsel acceptable to the Agents, dated the Closing Date, addressed to the Agents and the Purchasers,

B.

if any of the Offered Securities are sold in accordance with this Agreement to Persons within the United States or to or for the account or benefit of a U.S. Person, the Corporation will cause its United States counsel to deliver to the Agents a legal opinion dated as of and delivered on the Closing Date, in form and substance satisfactory to the Agents and its counsel, acting reasonably, to the effect that no registration of the Offered Securities under the U.S. Securities Act is required for the offer, sale and delivery of the Offered Securities in the United States or to U.S. Persons provided that such offers and sales are made in accordance with this Agreement, including Schedule “A” attached hereto;

C.	the Agents shall have received certificates of status or similar certificates with respect to the jurisdictions in which the Corporation and the Material Subsidiaries are incorporated;

D.

a certificate dated the Closing Date signed by an appropriate officer of the Corporation and addressed to the Agents with respect to the articles and by-laws of the Corporation, and with respect to such other matters as the Agents may reasonably request and including specimen signatures of the signing officers of the Corporation,

E.

a certificate dated the Closing Date addressed to, among others, the Agents signed by the chief executive officer and the chief financial officer of the Corporation or any two other senior officers of the Corporation acceptable to the Agents substantially in the form of the certificate attached hereto as Schedule “B”,

F.	a Subscription Agreement from each Purchaser accepted by the Corporation,

G.

issue the Offered Securities by way of non-certificated issue as directed by the Agents (other than any Offered Securities sold in the United States pursuant to Regulation D), or alternatively, definitive certificates representing the Offered Securities registered in the names of the Purchasers, or in such other name or names as the Purchasers or the Agents may direct;

H.

payment of the commission payable by the Corporation to the Agents as provided in section 8 of this Agreement and the expenses payable by the Corporation to the Agents as provided in section 13 of this Agreement by certified cheque, bank draft or wire transfer, payable as the Agents shall have directed the Corporation against delivery from Dundee, on behalf of the Agents of a receipt for the aggregate amount of such commission and expenses; and

I.	such further documents as may be contemplated by this Agreement or as the Agents may reasonably require;

(iii)	the Agents shall have delivered or cause to be delivered to the Corporation, all in form and substance satisfactory to the Corporation and the Corporation’s counsel, acting reasonably:

	A.	duly completed Subscription Agreements from each of the Purchasers in the form agreed to between the Corporation and the Agents; and

	B.	such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require; and

(iv)

the Agents shall have deposited into an interest bearing escrow account of the Subscription Receipt Agent the Escrowed Funds (as defined hereinafter) to be held in escrow in accordance with the terms of the Subscription Receipt Agreement.

6.	Closing

	(a)	Closing: The Closing shall be completed at the offices of counsel to the Corporation at the Closing Time on the Closing Date.

(b)

Conditions of Closing: The following are conditions precedent to the obligation of the Agents to complete the Closing and of the Purchasers to purchase the Offered Securities, which conditions the Corporation hereby covenants and agrees to use the best efforts thereof to fulfill within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Agents:

(i)

the Corporation shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents (including those of the Stock Exchange) required for the completion of the transaction contemplated by this Agreement, all in a form satisfactory to the Agents and the Stock Exchange shall have conditionally approved the listing thereon of the Unit Shares and the Warrant Shares, subject to the fulfillment of normal conditions;

		(ii)	receipt by the Agents of the documents set forth in section 5 of this Agreement to be delivered to the Agents;

(iii)

the representations and warranties of the Corporation contained herein and in the Subscription Agreements being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(iv)

the Corporation having complied with all covenants, and satisfied all terms and conditions, contained herein and in the Subscription Agreements to be complied with and satisfied by the Corporation at or prior to the Closing Time;

		(v)	the Subscription Receipt Agreement shall have been duly executed by each of the Corporation, Dundee and the Subscription Receipt Agent;

		(vi)	the Warrant Indenture shall have been duly executed by each of the Corporation and the Warrant Agent; and

(vii)	the Agents not having previously terminated the obligations thereof pursuant to this Agreement.

7.	Escrow

The aggregate purchase price from the sale of the Offered Securities less an amount representing fifty percent of the Agents’ Commission (the “Escrowed Funds”) will, at the Closing Time, be deposited into an interest bearing escrow account of the Subscription Receipt Agent and held in escrow in accordance with the terms of the Subscription Receipt Agreement. The Escrowed Funds will be released from escrow to the Corporation less an amount representing the balance of the Agents’ Commission (together with any accrued interest earned thereon) payable to the Agents in connection with the sale of the Offered Securities upon the Escrow Release Conditions having been satisfied or waived to the satisfaction of Dundee, acting reasonably (the “Escrow Release Time”). The “Escrow Release Conditions” will be set out in the Subscription Receipt Agreement and will comprise the following conditions precedent: the conditions precedent to the Corporation’s acquisition, directly or indirectly, of the Denison Purchased Shares and the Denison Acquired Debt (the “Acquisition”) pursuant to the arrangement agreement dated as of May 23, 2012 between the Corporation and Denison (the “Arrangement Agreement”), shall have been satisfied or waived or shall be capable of being satisfied (other than the satisfaction of conditions for which the release of the Escrowed Funds is required), including receipt of all required third party, shareholders, court, stock exchange and regulatory approvals in respect of the Acquisition, each on terms satisfactory to Dundee, acting reasonably.

In the event that (i) the Corporation provides written notice to the Agents confirming that the Acquisition will not be completed or (ii) the Escrow Release Conditions have not been satisfied prior to 5:00 p.m. (Toronto time) on July 31, 2012 (the “Escrow Deadline”), the Escrowed Funds together with any accrued interest earned thereon will be returned to the holders of the Subscription Receipts on a pro rata basis and the Subscription Receipts will be automatically cancelled and of no further force and effect. The Corporation will contribute to the Escrowed Funds such amount as may be necessary to satisfy any shortfall. In the event of any inconsistency between the provisions hereof and the provisions of the Subscription Receipt Agreement, the provisions of the Subscription Receipt Agreement shall prevail and take precedence.

8.	Fee

(a)

Commission: In consideration of the agreement of the Agents to act as agents of the Corporation in respect of the Offering, and in consideration of the services performed and to be performed by the Agents in connection therewith, including, without limitation:

		(i)	acting as agents of the Corporation to solicit offers to purchase the Offered Securities;

		(ii)	participating in the preparation of the form of the Subscription Agreements and certain of the Ancillary Documents; and

(iii)	advising the Corporation with respect to the private placement of the Offered Securities;

the Corporation shall pay to the Agents or as the Agents may otherwise direct a cash fee of 6.0% of the aggregate Purchase Price for the Offered Securities sold under the Offering by the Agents (the “Agents’ Commission”), fifty (50) percent of which commission will be payable to the Agents at the Closing Time from the gross proceeds of the sale of the Offered Securities and the balance of which commission will be payable to the Agents upon the satisfaction or waiver of the Escrow Release Conditions. For greater certainty, (I) in the event that the Closing does not occur, no cash fee will be payable to the Agents; and (II) in the event that the Corporation provides written notice to the Agents confirming that the Acquisition will not be completed or the Escrow Release Conditions are not satisfied prior to the Escrow Deadline, the balance of the Agents’ Commission will not be payable to the Agents.

(b)

Taxes: The Corporation and the Agents acknowledge and agree that if a separate fee would have been charged to the Corporation for the services described in clause 8(a)(i) above, such separate fee would represent more than 50% of the fee payable to the Agents, and the Corporation hereby further acknowledges and agrees that the Agents will rely on the foregoing statement in not charging any taxes imposed under the Excise Tax Act (Canada) on such fee and that the Corporation will forthwith pay to the Agents any such tax and any applicable interest and penalties to the extent determined to be exigible.

9.	Representations and Warranties

The Corporation hereby represents and warrants to the Agents and the Purchasers, and acknowledges that the Agents and the Purchasers are relying upon each of such representations and warranties in completing the Closing, as follows:

(a)

Incorporation and Organization: Each of the Corporation and the Material Subsidiaries have been incorporated and organized and are a valid and subsisting corporation under the laws of its jurisdiction of incorporation and have all requisite corporate power and authority to carry on their respective business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Ancillary Documents and to carry out the obligations thereof hereunder and thereunder.

(b)

Extra-provincial Registration: Each of the Corporation and the Material Subsidiaries are licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary except where the failure to be so registered, licensed or otherwise qualified would not have a material adverse effect on the Corporation, and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c)

Authorized Capital: The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series, and an unlimited number of Series A preferred shares, of which, as of June 20, 2012, 214,336,818 Common Shares were issued and outstanding as fully paid and non- assessable shares and no preferred shares were issued and outstanding.

(d)

Listing: The Common Shares are, and at the time of issue of the Offered Securities will be, listed on the Stock Exchange and the Unit Shares and the Warrant Shares will, at the time of issue of the Offered Securities, have been conditionally approved for listing on the Stock Exchange.

(e)

Certain Securities Law Matters: The Common Shares are listed only on the Stock Exchange, the Corporation is a reporting issuer or the equivalent only in the Reporting Jurisdictions and is not in default of any requirement of the Securities Laws of any of such provinces and the Common Shares are not registered under and the Corporation is not subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended.

(f)

Resale of Securities: The Offered Securities will not be subject to a restricted period or statutory hold period under the Securities Laws of the Offering Jurisdictions or to any resale restriction under the policies of the Stock Exchange which extends beyond four months and one day after the Closing Date except that any Offered Securities sold under Regulation D of the U.S. Securities Act shall be considered “restricted securities” under such act.

(g)

Rights to Acquire Securities: Other than in connection with the Acquisition, no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except for, as at June 20, 2012 an aggregate of 40,894,681 Common Shares reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities, property agreements and other rights to acquire Common Shares.

(h)

Rights Plan: To the knowledge of the Corporation, prior to the date of this Agreement, no Person has become an Acquiring Person under the Rights Plan and no transaction has occurred that has resulted in, or could result in, the occurrence of a Flip-In Event under the Rights Plan.

(i)

No Pre-emptive Rights: The issue of the Offered Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(j)

Offered Securities: The execution of this Agreement and the Subscription Agreements and the issue by the Corporation to the Purchasers of the Offered Securities in accordance with the terms of this Agreement and the Subscription Agreements will be exempt from the registration and prospectus requirements of the Securities Laws of the Offering Jurisdictions provided that the representations and warranties of the Purchasers in the Subscription Agreements and the representations and warranties of the Agents contained herein are true and correct.

(k)	Transfer Agent: The Transfer Agent has been appointed by the Corporation as the registrar and transfer agent for the Common Shares.

(l)	Material Subsidiaries: The Material Subsidiaries are the only material subsidiaries of the Corporation.

(m)

Capital of Subsidiaries: All of the outstanding shares of the Material Subsidiaries are issued and outstanding as fully paid and non-assessable shares. The Corporation directly owns all of the issued and outstanding shares of each of Energy Fuels Resources Corporation, Magnum Uranium Corp., and Titan Uranium Inc. Magnum Uranium Corp. owns all of the issued and outstanding shares of Magnum Minerals USA Corp. Titan Uranium Inc. owns all of the issued and outstanding shares of Uranium Power Corp., which owns all of the issued and outstanding shares of Energy Fuels Wyoming Inc. No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of any of the Material Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of any of the Material Subsidiaries.

(n)

Issue of Offered Securities: All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates (if applicable) representing, the Offered Securities and, upon payment of the requisite consideration therefor, the Offered Securities will be validly issued as fully paid and non-assessable securities.

(o)

Consents, Approvals and Conflicts: None of the Offering and sale of the Offered Securities, the execution and delivery of this Agreement or the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions as set forth herein, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchange and will be obtained by the Closing Date, provided that, in the case of the Stock Exchange, the conditional acceptance of the Offering will be obtained by the Closing Date with the final acceptance of the Stock Exchange of the Offering to be obtained as soon as practicable after the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or any Material Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the articles or by-laws or any other document of the Corporation or any Material Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or any Material Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation or any Material Subsidiary.

(p)

Authority and Authorization: The Corporation has full corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents and to observe and perform the provisions of this Agreement and the Ancillary Documents in accordance with the provisions hereof and thereof including, without limitation, the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions set forth herein.

(q)

Validity and Enforceability: Each of this Agreement, the Subscription Receipt Agreement, the Warrant Indenture and the Subscription Agreements has been or will be by Closing authorized, executed and delivered by the Corporation and constitute or will constitute by Closing a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with its terms.

(r)	Acquisition:

(i)

The Corporation has all requisite corporate power and authority to execute and deliver the Arrangement Agreement and to carry out the obligations thereof. All necessary corporate action has been taken by the Corporation to authorize and enter into the Arrangement Agreement.

(ii)

None of the Acquisition, the execution and delivery by the Corporation of the Arrangement Agreement, the compliance by the Corporation with the provisions of the Arrangement Agreement or the consummation by the Corporation of the transactions contemplated therein do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained or are contemplated by the Arrangement Agreement, or (B) such as may be required under the Securities Laws of the Reporting Jurisdictions and the policies of the Stock Exchange and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any material indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation is a party or by which it or any of the material properties or assets thereof is bound, or the articles of the Corporation or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation, or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, any arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any of the material properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation.

(s)

Continuous Disclosure: : Since January 1, 2011, the Corporation has been in compliance in all material respects with the continuous disclosure obligations required pursuant to the Securities Laws of the Reporting Jurisdictions. Each of the documents which contains any of the Information was, as of the date thereof, in compliance in all material respects with the Securities Laws of the Reporting Jurisdictions and as of the date of filing did not contain any misrepresentation or untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise), of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

(t)

Timely Disclosure: Since October 1, 2010, the Corporation has been in compliance with all timely disclosure obligations under the Securities Laws of the Reporting Jurisdictions and, without limiting the generality of the foregoing, there has not occurred any material adverse change in the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise), of the Corporation which has not been publicly disclosed and the Information filed by or on behalf of the Corporation pursuant to the Securities Laws of the Reporting Jurisdictions does not contain a misrepresentation at the date of the filing thereof. The Corporation has not filed any confidential material change or other report with any Securities Commissions of the Reporting Jurisdictions.

(u)

No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(v)

Accounting Controls: The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with IFRS and to maintain asset accountability; (iii) access to assets of the Corporation is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation is compared with the existing assets of the Corporation at reasonable intervals and appropriate action is taken with respect to any differences therein.

(w)

Financial Statements: The audited consolidated financial statements of the Corporation for the financial year ended September 30, 2011 were prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods (except as disclosed in such consolidated financial statements) and the unaudited condensed consolidated interim statements of the Corporation for the six months ended March 31, 2012 were prepared in accordance with IFRS applied on a basis consistent with prior periods (except as disclosed in such financial statements). The Corporation’s Financial Statements present fairly in all material respects the financial condition and position of the Corporation and the Subsidiaries on a consolidated basis as at the dates thereof.

(x)

Auditors: The Auditors are independent public accountants as required by applicable Securities Laws in the Reporting Jurisdictions with respect to the Corporation and there has never been a “reportable event” (within the meaning of National Instrument 51- 102) between the Corporation and the present or any former auditor of the Corporation.

(y)	Changes in Financial Position: Since September 30, 2011:

(i)	the Corporation has not paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii)

neither the Corporation nor any Material Subsidiary have incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business or which is not, or which in the aggregate are not, material; and

(iii)	neither the Corporation nor any of the Material Subsidiaries have entered into any material transaction;

except in each case as disclosed in the Information.

(z)

Insolvency: Neither the Corporation nor any Material Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the Material Properties thereof, had an execution or distress become enforceable or levied upon any portion of the Material Properties thereof or had any petition for a receiving order in bankruptcy filed against it.

(aa)

No Contemplated Changes: Except as disclosed in the Information and pursuant to the Acquisition, neither the Corporation nor any Material Subsidiary has approved, has any current plans with respect to, has entered into any agreement in respect of, or has any knowledge of:

(i)

the purchase of any material properties or assets or any interest therein or the sale, transfer or other disposition of any material properties or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Material Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii)

the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Material Subsidiary or otherwise) of the Corporation or any Material Subsidiary; or

	(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or any Material Subsidiary.

(bb)

Insurance: The Corporation maintains insurance in such amounts as it considers to be reasonable to protect against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and the Corporation and the Material Subsidiaries have not failed to promptly give any notice or present any material claim thereunder.

(cc)

Taxes and Tax Returns: Each of the Corporation and the Material Subsidiaries has duly filed in the prescribed manner and within the prescribed time, except where failure to file within the prescribed time would not have a material adverse effect on the Corporation, all Tax Returns required to be filed by it and such Tax Returns are correct and complete in all material respects and each of the Corporation and the Material Subsidiaries has made complete and accurate disclosure in those Tax Returns and in all materials accompanying those Tax Returns (except to the extent modified in a subsequent Tax Return). Each of the Corporation and the Material Subsidiaries has paid all Taxes due and payable, including all Taxes shown on those Tax Returns as being due and payable and all Taxes payable under any assessment or reassessment. The Corporation's Financial Statements fully reflect accrued liabilities for all Taxes which are not yet due and payable and for which Tax Returns are not yet required to be filed as of the date of such financial statements. To the knowledge of the Corporation, no examination of any Tax Return of the Corporation or the Material Subsidiaries by a governmental authority is currently in progress. There is no legal proceeding, assessment, re-assessment or request for information outstanding or, to the knowledge of the Corporation, threatened against the Corporation or the Material Subsidiaries with respect to Taxes or any matters under discussion with any governmental authority relating to Taxes. There are no agreements, waivers or other arrangements providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by the Corporation or the Material Subsidiaries. Each of the Corporation and the Material Subsidiaries has withheld from each payment made by it the amount of all Taxes and other deductions required under any applicable laws to be withheld therefrom and has remitted all those amounts withheld and paid all instalments of Taxes due and payable before the date hereof to the relevant governmental authority within the time prescribed under any applicable laws. Each of the Corporation and the Material Subsidiaries has complied with all registration, reporting, collection and remittance requirements in respect of all applicable laws concerning Taxes.

(dd)	Residency: The Corporation is not a non-resident of Canada for purposes of the Tax Act.

(ee)

Compliance with Laws, Licenses and Permits: Each of the Corporation and the Material Subsidiaries have conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and, other than as disclosed in the Information, neither the Corporation nor any Material Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise), condition (financial or otherwise) or prospects of, the Corporation and the Material Subsidiaries, taken as a whole.

(ff)

Agreements and Actions: Neither the Corporation nor any Material Subsidiary is in violation of any term of the articles or by-laws or any constating document thereof. Neither the Corporation nor any Material Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation and the Material Subsidiaries, taken as a whole. Neither the Corporation nor any Material Subsidiary is in default in the payment of any material obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of the Corporation and the Subsidiaries, taken as a whole, or in any of the Material Properties or material assets thereof or in any material liability on the part of the Corporation or the Subsidiaries or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(gg)

Owner of Property: The Material Properties are the only material properties of interest of the Corporation, and except as disclosed in the Information: (i) the Corporation or a Material Subsidiary has sufficient title to or valid leasehold interests in the Material Properties free of any mortgages, liens, charges pledges, security interest, encumbrances, claims or demands, except such that do not have a material adverse effect on the Corporation; (ii) no other property rights are necessary for the conduct of the business of the Corporation or any of the Material Subsidiaries as currently conducted; (iii) neither the Corporation nor any Material Subsidiary knows of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights in a material way; and (iv) neither the Corporation nor any Material Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof.

(hh)

Mineral Rights: The Corporation and/or a Material Subsidiary hold either freehold title, mining leases, mining claims or licences or participating interests or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular Material Property is located, in respect of the ore bodies and minerals located in properties in which the Corporation and/or the Material Subsidiaries have an interest as described in the Information under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments (excluding for greater certainty permits, approvals or other governmental authorizations), sufficient to permit the Corporation or the Material Subsidiaries to explore the minerals relating thereto to the extent described in the Information, all such property, leases, claims or licences and all property, leases, claims or licences in which either the Corporation or the Material Subsidiaries has any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Corporation and the Material Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation and/or the Material Subsidiaries have an interest as described in the Information granting the Corporation or the Material Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or the Material Subsidiaries in the manner currently contemplated, with only such exceptions as do not materially interfere with the use made by the Corporation or the Material Subsidiaries of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing.

(ii)

Property Agreements: Except as described in the Information, any and all of the agreements and other documents and instruments related to the Material Properties pursuant to which the Corporation or the Material Subsidiaries hold the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, neither the Corporation nor any Material Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or any Material Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. None of the Material Properties (or any interest in, or right to earn an interest in, any Material Property) of the Corporation or of any Material Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Information.

(jj)

No Defaults: Neither the Corporation nor any Material Subsidiary is in default of any material term, covenant or condition under or in respect of any material judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or any Material Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Material Subsidiaries, taken as a whole.

(kk)

Compliance with Employment Laws: Except as disclosed in the Information, the Corporation and the Material Subsidiaries are in material compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning the Corporation or any of the Material Subsidiaries or result in an adverse material change to the Corporation or any of the Material Subsidiaries, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation, threatened against the Corporation or any of the Material Subsidiaries, no union representation question exists respecting the employees of the Corporation or any of the Material Subsidiaries and no collective bargaining agreement is in place or currently being negotiated by the Corporation or any of the Material Subsidiaries, neither the Corporation nor any of the Material Subsidiaries have received any notice of any unresolved matter and there are no outstanding orders under employment and labour standards, occupational health and safety, employment equity, workers’ compensation or human rights legislation in any jurisdiction in which the Corporation or the Material Subsidiaries carry on business or have employees, no employee (other than each of the President and Chief Executive Officer, the Chief Financial Officer and the Manager of Corporate and Administration of the Corporation) has any agreement as to the length of notice required to terminate his or her employment with the Corporation or any Material Subsidiary in excess of twelve months or equivalent compensation, and all benefit and pension plans of the Corporation or any of the Material Subsidiaries are funded in accordance with applicable laws and no past service funding liabilities exist thereunder.

(ll)

Employee Plans: Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or the Material Subsidiaries for the benefit of any current or former officer, director, employee or consultant of the Corporation has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(mm)

Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation or the Material Subsidiaries have been accurately reflected in the books and records of the Corporation.

(nn)

Work Stoppage: There has not been, and there is not currently, any labour trouble which is adversely effecting or could adversely effect, in a material manner, the conduct of the business of the Corporation or the Material Subsidiaries.

(oo)	Environmental Compliance: The Corporation and the Material Subsidiaries:

(i)

and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past, present or currently planned future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)

do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Material Subsidiary or any of the material property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any Material Subsidiary nor any of the material property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)

have not given or filed any notice of breach under any federal, state, provincial or local law with respect to any Environmental Activity, neither the Corporation nor any Material Subsidiary has, to the best of their knowledge, any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or any of the Material Subsidiaries or the material property, assets, business or operations thereof;

(iv)

do not store any hazardous or toxic waste or substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are not, to the best of their knowledge, any Contaminants on any of the premises at which the Corporation or any of the Material Subsidiaries carries on business, in each case other than in compliance with Environmental Laws; and

(v)

except as disclosed in the Corporation’s Financial Statements, are not subject to, to the best of their knowledge, any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

(pp)

No Litigation: Except as disclosed in the Information, there are no material actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation, threatened against or which materially adversely affect the Corporation or any of the Material Subsidiaries or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Material Subsidiaries, taken as a whole, or the ability of any of them to perform the obligations thereof and neither the Corporation nor any Material Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Material Subsidiaries, taken as a whole, or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

(qq)

Intellectual Property: The Corporation or the Material Subsidiaries own or possess adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of the Corporation, neither the Corporation nor any Material Subsidiary is infringing upon the rights of any other Person with respect to any such trademarks, copyrights or trade secrets and no other Person has infringed any such trademarks, copyrights or trade secrets.

(rr)

Non-Arm's Length Transactions: Except as disclosed in the Information, neither the Corporation nor any Material Subsidiary owes any amount to, nor has the Corporation nor any Material Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of either of them or any Person not dealing at “arm's length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of either the Corporation or the Material Subsidiaries. Except usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Material Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee and securityholder of either of them or any other Person not dealing at arm's length with the Corporation and the Material Subsidiaries. No officer, director, employee or securityholder of either the Corporation or any Material Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, either the Corporation or any Material Subsidiary except for claims in the ordinary and normal course of the business of the Corporation or any Material Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

(ss)

Mineral Information: The information set forth in the Information relating to the estimates by the Corporation of the mineral resources in respect to each of the Material Properties has been prepared and disclosed in all material respects in accordance with applicable laws. There have been no material changes (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of the Corporation, taken as a whole, from the amounts disclosed in the Information.

(tt)

Technical Reports: To the best knowledge of the Corporation, the technical reports of the Corporation filed on SEDAR with respect to each of the Material Properties were prepared in accordance with, and are in material compliance with, the requirements set out in National Instrument 43-101 at the time of preparation.

(uu)

Material Contracts: The only contracts to which the Corporation or any Material Subsidiary is a party or by which either of them is bound and which are considered material to the Corporation are filed on SEDAR, and all such contracts are valid and subsisting agreements in full force and effect unamended and, to the best knowledge of the Corporation, after due inquiry, there exists no material default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any event or condition, would become a material default thereunder by any party thereto.

(vv)	Due Diligence: The Corporation has performed one or more commercially reasonable due diligence investigations in respect of the Denison US Assets (the “Denison Due Diligence”).

(ww)	Denison US Assets: To the knowledge of the Corporation and based on the Denison Due Diligence and except as disclosed in the Information,

(i)

Denison is the registered and beneficial owner of all of the issued and outstanding shares of White Canyon and has the exclusive right to dispose of such shares as provided in the Arrangement Agreement. Denison and White Canyon are the registered and beneficial owners of all of the issued and outstanding shares of DMHC and have the exclusive right to dispose of such shares as provided in the Arrangement Agreement. Other than as disclosed in the Arrangement Agreement, none of the Denison Purchased Shares is subject to (i) any contract or agreement or restriction which in any way limits or restricts the transfer to the Corporation of the Denison Purchased Shares or (ii) any voting trust, pooling agreement, shareholder agreement, voting agreement or other contract, arrangement or understanding with respect to the voting of the Denison Purchased Shares. On completion of the Acquisition, Denison will have no ownership interest in DMHC and White Canyon, whether direct or indirect, actual or contingent, and the Corporation shall have good title to the Denison Purchased Shares, free and clear of all Encumbrances created by Denison or its affiliates. DMHC and White Canyon own all of the Denison US Assets;

(ii)

DMHC directly owns all of the issued and outstanding shares of each member of the Denison US Group, in each case which shares constitute all issued and outstanding shares of such respective member of the Denison US Group. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating any member of the Denison US Group to issue or sell any shares or any securities or obligations of any kind convertible into or exchangeable for any shares. All outstanding shares of each member of the Denison US Group have been authorized and are validly issued and outstanding as fully paid and non- assessable shares; and

(iii)

except as disclosed in the Denison Disclosure Memorandum or in Denison’s publicly available information, applying customary standards in the mining industry, the Denison Material Entities have sufficient title to or valid leasehold interests in the Denison Material Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or encumbrance, except for such defects in title or encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on the Denison US Group. Each lease and agreement granting rights to the Denison Material Properties is in full force and effect and constitutes a legal, valid and binding agreement of a Denison Material Entity and such Denison Material Entity is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the Denison US Group. Furthermore, all real and tangible personal property of the Denison US Group is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a material adverse effect on the Denison US Group.

(xx)

Website: The website of the Corporation does not contain material information with respect to the Corporation which is incomplete, incorrect or omits to state a fact so as to render such information misleading, or any news release which has not been disseminated on a news wire service and all information contained on any of such websites in respect of the Offering complies with the Securities Laws of the Offering Jurisdictions including, but not limited to, restrictions on promotional material disseminated before and during the Offering.

(yy)

Minute Books: The minute books of the Corporation, all of which have been or will be made available to the Agents or counsel to the Agents, are substantially complete and accurate in all material respects.

10.	Covenants of the Corporation

	(a)	Consents and Approvals: The Corporation covenants and agrees with the Agents and the Purchasers that the Corporation will use its reasonable best efforts to:

(i)

obtain, to the extent not already obtained, the necessary regulatory consents or approvals from the Stock Exchange, being the approval for the listing of the Unit Shares and the Warrant Shares on the Stock Exchange, on such terms as are customary; and

(ii) make all necessary filings to obtain all other necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement.

	(b)	General: The Corporation hereby covenants and agrees with the Agents and the Purchasers that the Corporation will:

(i)

fulfill all legal requirements to permit the creation, issue, offering and sale of the Offered Securities as contemplated in this Agreement including, without limitation, compliance with the Securities Laws of the Offering Jurisdictions to enable the Offered Securities to be offered for sale and sold to the Purchasers without the necessity of filing a prospectus in the Offering Jurisdictions;

(ii)

use its commercially reasonable best efforts to maintain the listing of the Common Shares on the Stock Exchange and the status thereof as a “reporting issuer” (or the equivalent thereof) not in default under the securities legislation of each of the Reporting Jurisdictions for a period of 24 months after the Closing Date. For greater certainty, it will not be considered reasonable to maintain such status or listing if to do so would hinder or impede, in any way, any effort on the part of the Corporation to effect, or to take any steps in furtherance of, any amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange transaction, recapitalization, asset acquisition or other transaction) involving any one or more of itself and any of its subsidiaries or affiliates and completed in accordance with applicable Securities Laws;

(iii)

deliver to the Agents a copy of all press releases made and material change reports and other documents filed with any regulatory authority in connection with the Offering forthwith upon such press release being made or material change report and other documents being filed until 30 days after the Closing Date; and

(iv)

forthwith after the Closing Date file such documents as may be required under the Securities Laws of the Offering Jurisdictions relating to the offering of the Offered Securities which, without limiting the generality of the foregoing, shall include a Form 45-106F1 as prescribed under National Instrument 45-106, Prospectus and Registration Exemptions of the Canadian Securities Administrators.

(c)

Standstill: Unless it has received the prior written consent of Dundee on behalf of the Agents, such consent not to be unreasonably withheld, the Corporation, and its key officers and directors, will not directly or indirectly sell or issue, or negotiate or enter into any agreement to sell or issue, or otherwise dispose of any Common Shares or securities convertible or exchangeable into Common Shares for a period of 120 days following the Closing Date, other than, in the case of the Corporation, the grant or exercise of stock options under the Corporation's stock option plan, the issuance of securities pursuant to existing obligations (including for greater certainty pursuant to the Arrangement Agreement) or in connection with an acquisition negotiated at arm's length.

(d)

Use of Proceeds: The Corporation shall use the net proceeds from the sale of the Offered Securities for working capital and general corporate purposes related to the operations of the Denison US Mining Division that are being acquired from Denison pursuant to the Arrangement Agreement.

11.	Termination

(a)

Right of Termination: The Agents shall be entitled, at the sole option thereof, to terminate and cancel, without any liability on the part of the Agents, all of the obligations thereof under this Agreement and the obligations of any Person who has executed a Subscription Agreement, by notice in writing to that effect delivered to the Corporation prior to or at the Closing Time if:

		(i)	the Agents are not satisfied in the sole discretion, acting reasonably, thereof with the results of the due diligence review and investigation of the Corporation conducted by the Agents;

(ii)

there is in the sole opinion of the Agents a material change or change in a material fact or new material fact or an undisclosed material fact or material change which would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations, business, affairs, profitability or prospects of the Corporation or on the market price or value of the Common Shares or on the marketability of the Offered Securities;

(iii)

there should develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry or other event, action or occurrence of any nature whatsoever which, in the sole opinion of the Agents, seriously adversely affects, or could seriously adversely affect, the financial markets in Canada, the condition (financial or otherwise), capital, property, assets, operations, business, affairs, profitability or prospects of the Corporation or the market price or value of the Common Shares or the marketability of the Offered Securities;

		(iv)	the state of the financial markets is such that in the sole opinion of the Agents it would be unprofitable to offer or continue to offer for sale the Offered Securities;

		(v)	any order to cease or suspend trading in any securities of the Corporation is made, threatened or announced by the Stock Exchange or any other securities regulatory authority; or

(vi)

the Corporation is in breach of any material term, condition, covenant or agreement contained in this Agreement or in any Subscription Agreement or any material representation or warranty given by the Corporation in this Agreement or in any Subscription Agreement is or becomes untrue, false or misleading.

(b)

Rights on Termination: Any termination by the Agents pursuant to subsection 11(a) hereof shall be effected by notice in writing delivered by the Agents to the Corporation at the address thereof as set out in section 15 hereof. The right of the Agents to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agents may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. In the event of a termination by the Agents pursuant to subsection 11(a) hereof there shall be no further liability on the part of the Agents to the Corporation or of the Corporation to the Agents except any liability which may have arisen or may thereafter arise under either section 12 or 13 hereof.

(c)

Return of Purchase Price: If this Agreement is terminated by the Agents pursuant to subsection 11(a), the Purchase Price for the Offered Securities received from any Purchaser will be returned to such Purchaser, without interest or deduction.

12.	Indemnity and Contribution

(a)

Indemnity: The Corporation hereby covenants and agrees to, indemnify and save harmless each of the Agents and each investment dealer which is a member of any agency group formed by the Agents in connection with the Offering, each of their respective affiliates of each of them and the respective directors, officers, employees, shareholders, partners, advisors and agents of each of the Agents and each investment dealer which is a member of any agency group formed by the Agents in connection with the Offering and of each of the and affiliates of each of them (in this section 12 each an “Indemnified Person” and collectively the “Indemnified Persons”) from and against all losses (other than a loss of profits), claims, damages, liabilities and expenses (including the amount paid in reasonable settlement of any claim, action, suit or proceeding and the reasonable fees and expenses of counsel incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding), joint or several, of whatsoever nature or kind to which an Indemnified Person may become subject or otherwise involved in any capacity under statute or common law or otherwise caused or incurred by reason of or in any way arising, directly or indirectly, from, by virtue of, or related to (other than by reason of breach of this Agreement, a fraudulent act, negligence, willful misconduct or bad faith of the Agents in which case this indemnity shall cease to apply to such Indemnified Person and such Indemnified Person shall reimburse any funds advanced by the Corporation to the Indemnified Person pursuant to this indemnity):

(i)	enforcing the provisions of this Agreement or any Subscription Agreement;

(ii)	the Agents having acted as the agents of the Corporation in respect of the Offering;

(iii)

any statement or information contained in the Information which at the time and in light of the circumstances under which it was made containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading;

(iv)

the omission or alleged omission to state in the Information any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(v)

any order made or inquiry, investigation or proceeding commenced or threatened by any officer or official of the Stock Exchange, any securities commission or authority or any other competent authority, not based upon the activities or the alleged activities of any of the Agents or any member of any agency group formed by the Agents in connection with the Offering;

(vi)

the non-compliance or alleged non-compliance by the Corporation with any of the Securities Laws of the Offering Jurisdictions or any other applicable law in connection with the transactions contemplated herein;

(vii)	any negligence or willful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Offered Securities;

(viii)

any misrepresentation or alleged misrepresentation (except any made by the Agents and for which the Agents did not rely on any information provided by the Corporation or anyone acting on its behalf) relating to the Offering or the Offered Securities, whether oral or written and whether made during and in connection with the Offering;

(ix)

any failure or alleged failure to make timely disclosure of material change by the Corporation, whether such failure or alleged failure occurs during the Offering or after the completion of the Offering, where such failure relates to the Offering or the Offered Securities and may give or gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement or which comes into force after that date; or

(x)

the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Securities being or being alleged to be untrue, false or misleading.

If any matter or thing contemplated by this section 12 shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder, such Indemnified Person shall promptly notify the Corporation in writing as soon as possible of the nature of such claim and the Corporation shall be entitled, but not required, to assume the defence of any action, suit or proceeding brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other of them and the Corporation shall not be liable for any settlement of any such claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(b)

Counsel: In any claim referred to in section 12 hereof, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person provided that the fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

	(i)	the Corporation fails to assume the defence of such claim on behalf of the Indemnified Person within a reasonable period of time of receiving notice of such claim;

	(ii)	the Corporation and the Indemnified Person shall have mutually agreed in writing to the retention of such separate legal counsel; or

(iii)

the named parties to such claim (including any added, third or impleaded parties) include both the Corporation and the Indemnified Person and the Indemnified Person has been advised in writing by legal counsel to the Indemnified Person that representation of both the Corporation and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing interests between them;

in which event or events the fees and disbursements of such separate legal counsel shall be paid by the Corporation, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this subsection 12(b), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless:

	(i)	the Corporation and the Indemnified Persons have mutually agreed to the retention of more than one legal counsel for the Indemnified Persons; or

(ii)

the Indemnified Persons have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

(c)

Waiver of Right: The Corporation hereby waives its right to recover contribution from the Agents and the other Indemnified Persons with respect to any liability of the Corporation by reason of or arising out of the indemnity provided by the Corporation in this section 12; provided, however, that such waiver shall not apply in respect of an Agent for any liability directly caused or incurred by reason or arising out of any information or statements relating solely to, and provided by, such Agent or any failure by such Agent in connection with the Offering to provide to Purchasers any document which the Corporation is required to provide to the Purchasers and which the Corporation has provided or made available to the Agents to forward to the Purchasers or any breach by the Agents of their covenants hereunder.

(d)	Contribution:

(i)

In order to provide for just and equitable contribution in circumstances in which the indemnity contained in this section 12 is, for any reason of policy or otherwise, held to be unavailable to or unenforceable by, in whole or in part, an Indemnified Person other than in accordance with the provisions of this section 12, the Corporation shall contribute to the aggregate losses (other than a loss of profit), claims, damages, liabilities and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the fees and expenses of counsel on a solicitor and his own client basis incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding) of the nature contemplated by such indemnity incurred or paid by the Indemnified Person in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Person on the other hand in connection with the Offering but also the relative fault of the Corporation on the one hand and the Indemnified Person on the other hand in connection with the matters, things and actions which resulted in such losses, claims, damages, payments, liabilities, costs, fines, penalties or expenses as well as any other relevant equitable considerations or, if such allocation is not permitted by applicable law, in such proportion so that the Indemnified Person shall be responsible for the proportion represented by the percentage that the Agents' fee per Offered Security bears to the Purchase Price and the Corporation shall be responsible for the balance, whether or not they are a party to the same or separate claims; provided, however, that no Person who has engaged in any dishonesty, fraud, fraudulent misrepresentation, fraudulent act, negligence, willful misconduct or willful default shall be entitled to contribution from any Person who has not engaged in any dishonesty, fraud, fraudulent misrepresentation, fraudulent act, negligence, willful misconduct or willful default and further provided that in no event shall any Agent be responsible for any amount in excess of the cash fee actually received from the Corporation under this Agreement and retained by the such Agent. For purposes of this subsection 12(d), relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or the Agents on the other hand and the relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission of the Corporation and the Indemnified Person.

(ii)

In the event that the Corporation is held to be entitled to contribution from the Agents under the provisions of any statute or law, the Corporation shall be limited to such contribution in an amount not exceeding the lesser of:

A.	the portion of the amount of the loss or liability giving rise to such contribution for which the particular Agent is responsible as determined in accordance with subsection 12(d) above; and

B.	the amount of the cash fee actually received from the Corporation under this Agreement and retained by such Agent.

(iii)

For purposes of this subsection 12(d), each party hereto shall give prompt notice to the other party hereto of any claim, action, suit or proceeding threatened or commenced in respect of which a claim for contribution may be made under this subsection 12(d).

(e)

Held in Trust: The Corporation hereby constitutes Dundee as trustee for the Agents and to the extent that the indemnity contained in subsection 12(a) hereof is given in favor of a Person who is not a party to this Agreement such Persons for such indemnity and the covenants given by Corporation to such Person in this Agreement. Dundee hereby accepts such trust and holds such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by Dundee in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

13.	Expenses

Whether or not the purchase and sale of the Offered Securities shall be completed as contemplated by this Agreement, all reasonable expenses of or incidental to the issue, sale and delivery of the Offered Securities and of or incidental to all matters in connection with the transaction herein set out shall be borne by the Corporation including, without limitation, the reasonable fees and expenses (plus applicable taxes) of legal counsel for the Agents and all out- of-pocket costs and expenses (including applicable taxes) incurred by the Agents (collectively, the “Expenses”). The Expenses shall be payable by wire transfer or by certified cheque by the Corporation to the Agents, or as the Agents may direct, at the earlier of (i) the Escrow Release Time, and (ii) the Termination Time.

14.	Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation prior to the Closing Time shall be construed as conditions and any breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Agents to terminate the obligations thereof to complete the Closing by written notice to that effect given by the Agents to the Corporation prior to the Closing Time. It is understood and agreed that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Agents any such waiver or extension must be in writing and signed by the Agents. If the Agents shall elect to terminate the obligations thereof to complete the Closing as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 12 hereof, the right to contribution referred to in section 12 hereof and the payment of expenses referred to in section 13 hereof.

15.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier or other electronic means no later than 5:00 p.m., Toronto time, on a Business Day to the following addresses:

(a)	in the case of the Corporation:

Energy Fuels Inc.
2 Toronto Street
Suite 500
Toronto, Ontario
M5C 2B6

	Attention:	Stephen P. Antony, President and Chief Executive Officer
	Fax:	(303) 974-2141

with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP
Scotia Plaza
40 King Street West, 44th Floor
Toronto, Ontario
M5H 3Y4

	Attention:	Mark Wheeler
	Telecopier:	(416) 361-7376

(b)	in the case of the Agents:

Dundee Securities Ltd.
1 Adelaide Street East
Suite 2700
Toronto, Ontario
M5C 2V9

	Attention:	David G. Anderson, Vice Chairman, Investment Banking
	Telecopier:	(416) 849-1380

with a copy to (which shall not constitute notice):

Fraser Milner Casgrain LLP
77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, Ontario
M5K 0A1

Attention:	Abbas Ali Khan
Telecopier:	416-863-4592

Either the Corporation or the Agents may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier unless it was faxed outside of usual business hours in the jurisdiction of receipt in which case it shall be deemed given on the next Business Day.

16.	Miscellaneous

(a)

Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

	(b)	Time of Essence: Time shall be of the essence of this Agreement.

(c)

Survival: All representations, warranties, covenants and agreements of the Corporation and the Agents herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Corporation, Agents and the Purchasers, for a period of 36 months following the Closing Date.

(d)

Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or portable electronic format (“PDF”) or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(e)

Entire Agreement: This Agreement constitutes the entire agreement between the Corporation and the Agents in connection with the issue and sale of the Offered Securities by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet relating to the Offering between the Corporation and the Agents.

(f)

Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

(g)

Language: The parties hereto acknowledge and confirm that they have requested that this Agreement as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu'elles ont convenu que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés dans la langue anglaise.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Would you kindly confirm the agreement of the Corporation to the foregoing by executing three duplicate copies of this Agreement and thereafter returning two such executed copies to Dundee.

Yours truly,

DUNDEE SECURITIES LTD.

By:
(signed) “David G. Anderson”
	Name:	David G. Anderson
	Title:	Vice Chairman, Investment Banking

HAYWOOD SECURITIES INC.
By:
(signed) “Kevin Campbell”
	Name:	Kevin Campbell
	Title:	Managing Director, Investment Banking

SCOTIA CAPITAL INC.
By:
(signed) “Don Njegovan”
	Name:	Don Njegovan
	Title:	Managing Director, Investment Banking

VERSANT PARTNERS INC.
By:

(signed) “Paul Rajchgod”
	Name:	Paul Rajchgod
	Title:	Managing Director, Investment Banking

The undersigned hereby accepts and agrees to the foregoing as of the 21st day of June, 2012.

ENERGY FUELS INC.

By:	(signed) “Stephen P. Antony”
Name:	Stephen P. Antony
Title:	Chief Executive Officer

Schedule A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

1.	For the purposes of this Schedule "A", the following terms will have the meanings indicated:

	1.1	"Accredited Investor" means those "accredited investors" specified in Rule 501(a) of Regulation D;

	1.2	"affiliate" has the meaning given to such term in Rule 405 of Regulation C under the U.S. Securities Act;

1.3

"Directed Selling Efforts" means "directed selling efforts" as defined in Rule 902 of Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Securities or the Underlying Securities, and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of such securities;

1.4

"Foreign Issuer" means a "foreign issuer" defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

1.5

"General Solicitation" or "General Advertising" means "general solicitation" or "general advertising", as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published on the internet or in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

	1.6	"Regulation D" means Regulation D promulgated under the U.S. Securities Act;

	1.7	"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

	1.8	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Rule 902(j) of Regulation S;

	1.9	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

	1.10	"U.S. Person" means those "U.S. persons" specified in Rule 902(k) of Regulation S;

	1.11	"U.S. Placement Agent" means Dundee Securities Inc.; and

1.12

"U.S. Purchaser" means a purchaser of Offered Securities that (i) acquired the Offered Securities in the United States, (ii) was offered Offered Securities in the United States, or (iii) is, or is acquiring the Offered Securities for the account or benefit of, a U.S. Person;

	1.13	"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

Capitalized terms used herein but not defined shall have the meanings given to them in the Agency Agreement to which this Schedule "A" is attached.

2.

The Agents may offer the Offered Securities, including, without limitation, in the United States or to U.S. Persons, for sale directly by the Corporation on the terms and subject to the conditions of this Schedule "A". In connection with the offer and sale of the Offered Securities, the Corporation represents, warrants, covenants and agrees that:

2.1

the Corporation is, and at the Closing Time will be, a Foreign Issuer and reasonably believes, and at the Closing Time will reasonably believe, that there is no Substantial U.S. Market Interest in the Offered Securities or the Underlying Securities;

2.2

none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agents, their affiliates, the U.S. Placement Agent, and any persons acting on their behalf, as to which the Corporation makes no representation, warranty, covenant or agreement), has made or will make any Directed Selling Efforts;

2.3

the Corporation is not, and following the application from the proceeds of the sale of the Offered Securities, will not be, registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended;

2.4

none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agents, their affiliates, the U.S. Placement Agent, and any persons acting on their behalf, as to which the Corporation makes no representation, warranty, covenant or agreement) has engaged or will engage in any form of General Solicitation or General Advertising, or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act, in connection with the offer and sale of the Offered Securities in the United States;

2.5

except through the Agents and the U.S. Placement Agent, the Corporation has not made and will not make any offers to sell, or solicitations of offers to buy, Offered Securities in the United States or to U.S. Persons;

2.6

the Corporation, its affiliates and any person acting on its or their behalf (other than the Agents, their affiliates, the U.S. Placement Agent, and any persons acting on their behalf, as to which the Corporation makes no representation, warranty, covenant or agreement) have complied and will comply with the requirements for an "offshore transaction", as such term is defined in Regulation S, in connection with the offer and sale of the Offered Securities outside the United States;

2.7	the Corporation, its affiliates and any person acting on its or their behalf have complied and will comply with the requirements for an "offshore transaction", as such term is defined in Regulation S;

2.8

none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agents, their affiliates, the U.S. Placement Agent, and any persons acting on their behalf, as to which the Corporation makes no representation, warranty, covenant or agreement) has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D, or the exclusion from registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S, to be unavailable for the offer and sale of the Offered Securities;

2.9	the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws;

2.10

neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

2.11

none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agents, their affiliates, the U.S. Placement Agent, and any persons acting on their behalf, as to which the Corporation makes no representation, warranty, covenant or agreement) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities;

2.12

during the period beginning six months prior to the commencement of the offering of Offered Securities and ending six months after the Closing Date, the Corporation has not sold, offered for sale or solicited any offer to buy, and will not sell, offer for sale or solicit any offer to buy, any of its securities in a manner that would be integrated with, and would cause the exemption from registration provided by Rule 506 of Regulation D to be unavailable with respect to, offers and sale of the Offered Securities pursuant to this Schedule "A" and the Agency Agreement to which it is attached; and

2.13	the Corporation will not pay or give any commission or other remuneration, directly or indirectly, for soliciting the issuance of the Unit Shares or Warrants pursuant to the Offered Securities.

3.

Each of the Agents acknowledges that the Offered Securities and the Underlying Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and the Offered Securities and the Underlying Securities may only be offered and sold in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Agent, separately and not jointly, represents, warrants, covenants and agrees, and will cause the U.S. Placement Agent to comply with such representations, warranties, covenants and agreements, that:

3.1

it has not offered or sold, and will not offer or sell, any Offered Securities constituting part of its allotment described in the Agency Agreement within the United States except as provided in this Schedule "A" or outside of the United States to non-U.S. Persons in an "offshore transaction" (as defined in Regulation S) and otherwise in accordance with Rule 903 of Regulation S. Accordingly, except as permitted in this Schedule "A", neither it nor any of its affiliates nor any person acting on its or their behalf has made or will make: (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities to any person in the United States or a U.S. Purchaser, (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Agent, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts;

3.2

it has offered and will offer Offered Securities in the United States only through the U.S. Placement Agent, only to Accredited Investors for sale directly by the Corporation in compliance with Rule 506 of Regulation D, and such offers and sales have been and will be made in compliance with an exemption from the registration or qualification requirements of all applicable state securities laws;

3.3

it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, any selling dealer group members (if any) or with the prior written consent of the Corporation. It shall require each selling dealer group member to agree, for the benefit of the Corporation, to comply with, and shall use its commercially reasonable efforts to ensure that each selling dealer group member complies with, the same provisions of this Schedule "A" as apply to such Agent as if such provisions applied to such selling dealer group member;

3.4

neither it nor any of its affiliates nor any person acting on its or their behalf has or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with the offer and sale of the Offered Securities in the United States;

3.5

all offers and sales of the Offered Securities in the United States have been and will be effected through the U.S. Placement Agent, in compliance with all applicable United States federal and state securities laws, including laws and regulations governing the registration and conduct of brokers and dealers;

3.6

Dundee represents and warrants that the U.S. Placement Agent is, on the date hereof, and was and will be on the date of each offer and sale of Offered Securities made by it, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulation Authority, Inc.;

3.7

each offeree and purchaser of Offered Securities in the United States has been and will be provided with the same information with respect to the Corporation and the offering of the Offered Securities as has been and will be provided to offerees and purchasers in Canada;

3.8

any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made by it in the United States, through the U.S. Placement Agent, was or will be made only to a person it or the U.S. Placement Agent reasonably believed and believes to be an Accredited Investor who is acquiring the Offered Securities (i) for its own account or (ii) for the account of an Accredited Investor with respect to which it exercises sole investment discretion, in a transaction that is exempt from registration under the U.S. Securities Act and applicable state securities laws;

3.9

immediately prior to soliciting offerees in the United States through the U.S. Placement Agent, it had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor and at the time of completion of each sale to a U.S. Purchaser, the Agent will have reasonable grounds to believe and will believe, that each U.S. Purchaser designated by such Agent to purchase Offered Securities from the Corporation is an Accredited Investor;

3.10

prior to any sale of Offered Securities to a U.S. Purchaser designated by such Agent to purchase Offered Securities from the Corporation, it caused each such U.S. Purchaser to sign a Subscription Agreement prepared for use in connection with the offer and sale of the Offered Securities in the United States;

3.11

none of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities;

3.12

none of it, any of its affiliates or any person acting on any of their behalf will solicit the issuance of the Subscription Shares or Subscription Warrants pursuant to the Offered Securities or will pay, give or receive any commission or other remuneration, directly or indirectly, for soliciting the issuance of the Subscription Shares or Subscription Warrants pursuant to the Offered Securities;

3.13

prior to the Closing Date, Dundee will provide or cause the U.S. Placement Agent to provide the transfer agent for the Offered Securities with a list of all U.S. Purchasers of the Offered Securities; and

3.14

at the Closing Time, Dundee, together with the U.S. Placement Agent, on behalf of the Agents, will provide a certificate, substantially in the form of Exhibit A to this Schedule "A", relating to the manner of the offer and sale of the Offered Securities in the United States.

Exhibit A

AGENT’S CERTIFICATE

In connection with the private placement in the United States of the Offered Securities of Energy Fuels Inc. (the "Corporation") pursuant to the agency agreement, dated June 21, 2012, among the Corporation and the Agents named therein (the "Agency Agreement"), each of the undersigned does hereby certify, on behalf of the Agents, in favour of the Corporation, as follows:

I.

Dundee Securities Inc. (the "U.S. Affiliate") is on the date hereof, and was on the date of each offer and sale of Offered Securities in the United States made by it, duly registered as a broker- dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which each such offer and sale was made (unless exempted from the respective state's broker- dealer registration requirements) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., and all offers of Offered Securities in the United States were effected by the U.S. Affiliate in accordance with all U.S. federal and state securities laws, including laws and regulations governing the registration and conduct of brokers and dealers;

II.

we provided each offeree and purchaser of Offered Securities in the United States with the same information with respect to the Corporation and the offering of the Offered Securities as we provided to offerees and purchasers in Canada;

III.

immediately prior to our making offers of Offered Securities to offerees in the United States, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each U.S. Purchaser purchasing Offered Securities from the Corporation is, an Accredited Investor;

IV.	no form of General Solicitation or General Advertising was used by us in connection with the offer and sale of the Offered Securities in the United States;

V.

prior to any sale of Offered Securities to a U.S. Purchaser, we caused such U.S. Purchaser to sign a Subscription Agreement prepared for use in connection with the offer and sale of the Offered Securities in the United States;

VI.

neither we, nor our affiliates, nor any person acting on our behalf, have taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities; and

VII.	the offering of the Offered Securities in the United States has been conducted by us in accordance with the terms of the Agency Agreement.

Unless otherwise defined, capitalized terms used in this certificate have the meanings given to them in the Agency Agreement.

Dated , 2012.

DUNDEE SECURITIES LTD.		DUNDEE SECURITIES INC.

By:		By:
	Name:		Name:
	Title:		Title:

Schedule B

Officers' Certificate

TO:	DUNDEE SECURITIES LTD.
HAYWOOD SECURITIES INC.
SCOTIA CAPITAL INC.
VERSANT PARTNERS INC.

(collectively, the “Agents”)

AND TO:	FRASER MILNER CASGRAIN LLP

CERTIFICATE

The undersigned, <>, <> of Energy Fuels Inc. (the “Corporation”), and <>, <> of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, to the best of their knowledge, information and belief:

1.

This certificate is being made and delivered pursuant to subparagraph 5(a)(ii)E of the agency agreement dated June 21, 2012 between the Corporation and the Agents (the “Agency Agreement”) and we acknowledge that the addressees hereof will be relying on this certificate

2.

The Corporation has complied with all covenants and agreements contained in, and has satisfied all of the terms and conditions of, the Agency Agreement (as hereinafter defined) to be complied with and satisfied by the Corporation at or prior to the Closing Time.

3.

The representations and warranties of the Corporation contained in the Agency Agreement are true and correct in all material respects as of the Closing Time (other than those that speak to a specific time in which case they shall have been true and correct in all material respects at such time) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated thereby.

4.

No order, ruling or determination having the effect of ceasing or suspending the sale or ceasing, suspending or restricting trading in the Common Shares or any other securities of the Corporation in the Reporting Jurisdictions has been issued or made by any stock exchange, securities commission or other regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for such purpose have been instituted or are pending.

Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement. The undersigned acknowledge that they are familiar with the definitions given to the capitalized words and terms in the Agency Agreement and such definitions are hereby incorporated by reference.

IN WITNESS WHEREOF the undersigned have executed this certificate as of the _____ day of June, 2012.

<>, the <> of
Energy Fuels Inc.

<>, the <> of
Energy Fuels Inc.